AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 1996
                                               REGISTRATION  NO. 333-__________

-------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   -----------

                           THE SPORTS AUTHORITY, INC.
             (Exact name of registrant as specified in its charter)

        DELAWARE                         5940                    36-3511120
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
    of incorporation or          Classification Code      Identification Number)
    organization)                     Number)

                             3383 NORTH STATE ROAD 7
                         FORT LAUDERDALE, FLORIDA 33319
                                 (954) 735-1701

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   -----------

                             FRANK W. BUBB III, ESQ.
                           THE SPORTS AUTHORITY, INC.
                             3383 NORTH STATE ROAD 7
                         FORT LAUDERDALE, FLORIDA 33319
                                 (954) 735-1701

   (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                 WITH A COPY TO:

                             JOHN S. FLETCHER, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                        5300 FIRST UNION FINANCIAL CENTER
                          200 SOUTH BISCAYNE BOULEVARD
                              MIAMI, FLORIDA 33131
                                 (305) 579-0432

                                   -----------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO
            TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                                   -----------

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.|_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   -----------

                         CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
                 TITLE OF EACH CLASS OF                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM      AMOUNT OF
                    SECURITIES TO BE                         AMOUNT TO BE     AGGREGATE OFFERING  AGGREGATE OFFERING   REGISTRATION
                       REGISTERED                             REGISTERED        PRICE PER UNIT         PRICE (1)            FEE
5 1/4% Convertible Subordinated Notes due September 15,
2001.....................................................    $149,500,000           100.00%          $149,500,000        $45,303.03
Common Stock, $.01 par value per share...................    4,580,964(2)             ---                 ---                ---
-----------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(i).

(2) Such number represents the number of shares of Common Stock initially issuable upon conversion of the Notes registered hereby and, pursuant to Rule 416 under the Securities Act of 1933, as amended, such indeterminate number of shares of Common Stock as may be issued from time to time upon conversion of the Notes by reason of adjustment of the conversion price under certain circumstances outlined in the Prospectus.

                                   -----------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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--------------------------------------------------------------------------------


                              CROSS-REFERENCE SHEET

                    Pursuant to Item 501(b) of Regulation S-K

             ITEM NUMBER AND CAPTION                               LOCATION IN PROSPECTUS
             -----------------------                               ----------------------

1.    Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus........     Facing Page of the Registration Statement; Cross
                                                         Reference Sheet; Outside Front Cover Page

2.    Inside Front and Outside Back Cover Pages of
      Prospectus....................................     Inside Front Cover Page; Outside Back Cover Page

3.    Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges.....................      Prospectus Summary; Risk Factors

4.    Use of Proceeds...............................      *

5.    Determination of Offering Price...............      *

6.    Dilution......................................      *

7.    Selling Securityholders.......................       Selling Securityholders

8.    Plan of Distribution..........................       Plan of Distribution

9.    Description of Securities to be Registered....       Price Range of Common Stock; Dividend Policy

10.   Interests of Named Experts and Counsel........       *

11.   Material Changes..............................       *

12.   Incorporation of Certain Information by
      Reference.....................................       Inside Front Cover Page

13.   Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities       *

-------

* Not applicable or answer thereto is negative.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 26, 1996
                           THE SPORTS AUTHORITY, INC.
    $149,500,000 5 1/4% CONVERTIBLE SUBORDINATED NOTES DUE SEPTEMBER 15, 2001
                        4,580,964 SHARES OF COMMON STOCK

    This Prospectus relates to the offering for resale by the selling securityholders named herein (the "Selling Securityholders") of 5 1/4% Convertible Subordinated Notes due September 15, 2001 (the "Notes") of The Sports Authority, Inc. (the "Company") up to the aggregate principal amount of $149,500,000. In addition, this Prospectus relates to the offering of 4,580,964 shares (subject to adjustment under certain circumstances) of the Company's common stock, par value $.01 per share (the "Common Stock" and, together with the Notes, the "Securities"), issued or issuable upon conversion of the Notes. The Notes were originally issued and sold in September 1996 in the United States in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

    The Notes are convertible into shares of Common Stock, prior to redemption or maturity, at a conversion rate of 30.6419 shares per $1,000 principal amount of Notes (equivalent to a conversion price of $32.635 per share), subject to adjustment in certain events. See "Description of the Notes-- Conversion." The Notes are designated for trading on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. The Notes are neither listed on any stock exchange nor included on any automated quotation system. The Common Stock is traded on the New York Stock Exchange under the symbol "TSA." On November 22, 1996, the last reported sale price for the Common Stock on the New York Stock Exchange was $25.00 per share.

    Interest on the Notes is payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 1997 and ending on September 15, 2001. Payments will be made without deduction for United States withholding taxes, to the extent described herein. The Notes will mature on September 15, 2001. The Notes are not redeemable at the option of the Company prior to September 15, 1999. At any time on or after such date, the Notes will be redeemable, in whole or in part, upon not less than 30 nor more than 60 days' prior notice at the option of the Company at redemption prices (expressed as a percentage of principal amount) for the 12-month period beginning on September 15, 1999 equal to 102.10% and beginning on September 15, 2000 equal to 101.05%, and thereafter equal to 100% of the principal amount, plus accrued interest to the redemption date. In the event of a Change in Control (as defined herein), each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash or, at the Company's option, Common Stock (valued at 95% of the average closing sale prices for the five trading days immediately preceding the second trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of the Notes--Optional Redemption by the Company" and "Repurchase at Option of Holders Upon a Change in Control."

    The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. See "Description of the Notes--Subordination." As of November 22, 1996, the Company had Senior Indebtedness of approximately $8.7 million and the Company's subsidiaries had indebtedness of approximately $2.6 million. Neither the Indenture (as defined herein) nor the Notes limit the amount of Senior Indebtedness or other indebtedness that the Company or its subsidiaries may incur.

    The Company will not receive any of the proceeds from the sale of the Securities offered hereby. The Selling Securityholders directly, through agents designated from time to time, or through dealers or underwriters to be designated, may sell the Securities from time to time on terms to be determined at the time of sale. To the extent required, the specific amount of Securities to be sold, the respective purchase price and public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to the particular offer will be set forth in a Prospectus Supplement. The Company has agreed to bear all expenses of registration of the Securities under federal and state securities laws and to indemnify the Selling Securityholders against certain liabilities under the Securities Act. See "Plan of Distribution."

    The Selling Securityholders and any broker-dealer, agents or underwriters that participate with the Selling Securityholders in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profits on the resale of the Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                                    --------

            SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN RISKS
                ASSOCIATED WITH AN INVESTMENT IN THE SECURITIES.

                                    --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    --------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SECURITYHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                THE DATE OF THIS PROSPECTUS IS            , 1996

                                TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
Incorporation of Certain Information by Reference.......................2
Available Information...................................................3
Prospectus Summary......................................................4
Selected Financial Data.................................................8
Risk Factors...........................................................10
Price Range of Common Stock............................................13
Dividend Policy........................................................13
Description of Notes ..................................................14
Description of Capital Stock...........................................21
Selling Securityholders ...............................................23
Plan of Distribution...................................................25
Legal Matters..........................................................25
Experts................................................................25

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The following documents of the Company filed with the Securities and Exchange Commission (the "Commission") (File No. 1-13420) are incorporated herein by reference:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1996;

    (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended April 28, 1996 and July 28, 1996;

    (c) The Company's Form 8-K filed September 24, 1996; and

    (d) The Company's Proxy Statement dated April 25, 1996.

    In addition, all reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide a copy of any or all such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to Secretary, The Sports Authority, Inc., 3383 North State Road 7, Fort Lauderdale, Florida 33319, telephone number (954) 735-1701. In order to ensure timely delivery of the documents, any request should allow at least five business days for delivery.

                              AVAILABLE INFORMATION

         The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 under the Securities Act, with respect to the securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and the regulations of the Commission thereunder. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or from the Commission's internet web site at http://www.sec.gov. In addition, such materials also may be inspected and copied at the offices of the New York Stock Exchange, SEC Library, 4th Floor, 20 Broad Street, New York, New York 10015.

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE SECURITIES. UNLESS THE CONTEXT OTHERWISE REQUIRES, (I) THE TERM "COMPANY" REFERS TO THE SPORTS AUTHORITY, INC., A DELAWARE CORPORATION, AND ITS SUBSIDIARIES AND PREDECESSORS, (II) ALL REFERENCES TO YEARS REFER TO THE COMPANY'S FISCAL YEARS, EACH OF WHICH ENDS IN JANUARY OF THE FOLLOWING CALENDAR YEAR, AND (III) THE INFORMATION CONTAINED IN THIS PROSPECTUS REFLECTS A THREE-FOR-TWO STOCK SPLIT EFFECTED ON JULY 16, 1996. THIS PROSPECTUS IS BEING USED BY THE SELLING SECURITYHOLDERS TO OFFER $149,500,000 AGGREGATE PRINCIPAL AMOUNT OF NOTES AND THE UNDERLYING 4,580,964 SHARES OF COMMON STOCK (SUBJECT TO ADJUSTMENT UNDER CERTAIN CIRCUMSTANCES) ISSUED OR ISSUABLE UPON CONVERSION OF THE NOTES (THE "OFFERING"). THIS PROSPECTUS, INCLUDING THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, MAY CONTAIN STATEMENTS DEEMED TO BE FORWARD LOOKING WHICH ARE INHERENTLY UNCERTAIN. ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN SUCH FORWARD LOOKING STATEMENTS FOR THE REASONS, AMONG OTHERS, SET FORTH UNDER THE HEADING "RISK FACTORS."

                                   THE COMPANY

         The Sports Authority, Inc. (the "Company") is the largest operator of large format sporting goods stores in the United States in terms of both sales and number of stores and is also the largest full-line sporting goods retailer in the United States in terms of sales. At November 22, 1996, the Company operated 164 sporting goods megastores, virtually all in excess of 40,000 gross square feet. The Company's business strategy is to offer customers extensive selections of quality, brand name sporting equipment and athletic and active footwear and apparel, everyday fair prices and premium customer service. The Company has a national presence, with 156 stores in 26 states in the United States, six stores in Canada and two stores in Japan operated by a joint venture 51% owned by the Company. The Company had sales of approximately $1.047 billion in 1995, a 24.8% increase over 1994. The Company is the first full-line sporting goods retailer to have achieved annual revenues in excess of $1 billion.

         The Company was founded by Mr. Jack A. Smith, its current Chairman and Chief Executive Officer, who opened the first store in Fort Lauderdale, Florida in 1987. During the following two years, the Company added nine more stores. In 1990, the Company was acquired by Kmart Corporation ("Kmart"), which provided additional capital to fund the Company's expansion program as well as its continual investment in infrastructure and technology. Following public offerings in November 1994 and October 1995, Kmart no longer owns any interest in the Company.

         Approximately 82% of the Company's stores have achieved profitability (before allocation of central overhead) within the first full fiscal year of operation. In addition, the Company has increased its inventory turnover (calculated by dividing cost of goods sold by the average quarter end inventory for four quarters) from 2.6 times in 1990 to 3.2 times in 1994 and in 1995. These favorable results have been achieved during a period of rapid growth, as the Company realized compound annual growth in sales of 57% during the period from 1990 to 1995. The Company believes that fundamental elements of its success have been the consistent execution of its business strategy in each of its markets as well as its culture that demands high standards of performance throughout the entire organization.

         The Company has engaged in a rapid expansion program pursuant to which it opened 80 stores over the last three years, including 29 stores in 1995. In 1996, the Company has opened 28 stores through November 22, 1996 and plans to open four additional stores during the remainder of the year, resulting in a year-end total of 168 stores, including six stores in Canada, three stores in Japan and two smaller format stores to be operated in New York City under the name "The Sports Authority Ltd." The Company currently plans to open at least 30 new stores in 1997. In excess of two-thirds of those stores that were opened or are planned to be opened in 1996 and 1997 are in the Company's existing markets.

         The Company's business strategy is to consistently offer the extensive selection and competitive pricing associated with category dominant retailers while, at the same time, offering the brand names and professional service associated with smaller specialty shops and pro shops. The key elements of this strategy are as follows:

                  MEGASTORE FORMAT. The Company operates large format stores, virtually all of which are in excess of 40,000 gross square feet. This megastore format enables the Company to provide under one roof an extensive selection of merchandise for sports and leisure activities that ordinarily are associated with specialty shops and pro shops, such as golf, tennis, snow skiing, cycling, hunting, fishing, bowling, archery, boating and water sports, as well as for activities ordinarily associated with traditional sporting goods retailers, such as team sports, physical fitness and men's, women's and children's athletic and active apparel and footwear. Each megastore offers approximately 45,000 active SKUs (without regard to color and size and excluding discontinued items) across 16 major departments. The Company's megastores provide ease of shopping through pleasant and well-designed store layouts, informative and easily identifiable signage, individual price ticketing of each product, speedy and courteous check-out, easy store access and convenient customer parking.

                  QUALITY BRAND NAME SPORTING GOODS. The Company's merchandising strategy is to offer a large breadth and depth of selection in quality brand name sporting goods in each of its over 1,200 merchandise categories. The Company's comprehensive merchandise assortment includes over 900 brand names, including Adidas, Asics, Champion, Coleman, Columbia, Ektelon, Fila, Huffy, K2, Nike, Prince, Pro Player, Rawlings, Reebok, Rollerblade, Rossignol, Russell, Spalding, Starter, Teva, Timberland and Wilson. The Company utilizes a sophisticated inventory management system in conjunction with strong store operating controls to achieve optimal in-stock levels of brand name merchandise.

                  PREMIUM CUSTOMER SERVICE. The Company seeks to distinguish itself from other large format sporting goods retailers, traditional sporting goods retailers and mass merchandisers by emphasizing the higher levels of customer service generally associated with smaller specialty stores and pro shops. In addition to hiring many sales associates who are sports enthusiasts skilled in various disciplines, the Company provides extensive training for its sales associates and offers incentives that reward achievement of customer service goals.

                  EVERYDAY FAIR PRICES. The Company maintains a policy of consistent everyday fair pricing that is designed to assure customers that they will receive good value at the Company's stores and is focused on depth and breadth of merchandise and customer service relative to price. The Company's everyday fair pricing policy is to maintain prices that are generally below prices at traditional and specialty sporting goods retailers and comparable with prices at other sporting goods superstores and mass merchandisers. Unlike many of its large format competitors, the Company generally does not take temporary price reductions to promote product sales. The Company also seeks to be a price leader on certain highly identifiable items.

                  FOCUS ON MULTI-STORE MARKETS. The Company seeks to establish a significant presence in each of its markets and pursues a store expansion strategy that primarily focuses on opening multiple stores in its markets. This focus enables the Company to obtain significant market penetration and to leverage management and advertising expenses, thereby achieving greater economies of scale. In addition, the Company believes its multi-store expansion strategy results in greater name recognition and enhanced customer convenience in each market. The Company believes that achieving greater market penetration will enable it to compete more effectively and increase profitability and return on capital over the long term.

                  The Company is a Delaware corporation. Its principal executive offices are located at 3383 North State Road 7, Fort Lauderdale, Florida 33319 and the Company's telephone number is (954) 735-1701.

                                  THE OFFERING

         THIS PROSPECTUS RELATES TO THE OFFERING BY THE SELLING SECURITYHOLDERS OF BOTH THE NOTES AND, TO THE EXTENT THE NOTES HAVE BEEN, OR ARE, CONVERTED, THE COMMON STOCK. THE FOLLOWING SUMMARY OF CERTAIN TERMS OF THE NOTES IS NOT COMPLETE AND IS QUALIFIED BY ALL OF THE TERMS AND CONDITIONS CONTAINED IN THE NOTES AND IN THE INDENTURE (AS DEFINED). FOR A MORE DETAILED DESCRIPTION OF THE TERMS OF THE NOTES, SEE "DESCRIPTION OF NOTES."


THE COMMON STOCK

Common Stock outstanding as of November 22, 1996                                        31,449,631 shares (1)
Common Stock outstanding assuming conversion of the Notes                               36,030,595 shares (1)(2)
Common Stock to be outstanding assuming conversion of the Notes, including the
   Offered Notes                                                                        36,030,595 shares (1)
New York Stock Exchange Symbol                                                          TSA

---------------------------
(1) EXCLUDES 3,853 SHARES OF COMMON STOCK ISSUABLE PURSUANT TO OPTIONS EXERCISABLE AS OF NOVEMBER 22, 1996.
(2) ASSUMES NO ADJUSTMENT TO THE CONVERSION PRICE (AS DEFINED) OF THE NOTES.


THE NOTES

The Notes.......................... $149,500,000 principal amount of 5 1/4% Convertible Subordinated Notes due
                                    September 15, 2001.

Interest Payment Dates............. March 15 and September 15, beginning March 15, 1997.

Maturity........................... September 15, 2001.

Conversion Rate.................... 30.6419 shares per $1,000 principal amount of Notes (equivalent to $32.635 per share), subject to adjustment.

Conversion Rights.................. The Notes will be convertible into shares of Common Stock at any time on or after the 90th day following the last original issue date of the Notes and prior to the close of business on the maturity date, unless previously redeemed or repurchased, at the conversion rate set forth above.  Holders of Notes called for redemption or repurchase will be entitled to convert the Notes up to and including, but not after, the date fixed for redemption or repurchase, as the case may be. See "Description of the Notes--Conversion Rights."

Optional Redemption................ The Notes are not redeemable at the option of the Company prior to September 15, 1999.
                                    At any time on or after such date, the Notes will be redeemable, in whole or in part, upon not less than 30 nor more than 60 days' prior notice at the option of the Company, at redemption prices (expressed as a percentage of principal amount) for the 12-month period beginning on September 15, 1999 equal to 102.10% and beginning on September 15, 2000 equal to 101.05%, and thereafter equal to 100% of the principal amount, plus accrued interest to the redemption date. See "Description of the Notes--Optional Redemption by the
                                    Company."

                                      - 6 -


Repurchase at Option of Holders
   Upon a Change in Control........ Upon a Change in Control (as defined), each holder of the Notes will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or part of its
                                    Notes at 100% of the principal amount thereof, plus accrued interest to the repurchase date.
                                    The repurchase price is payable in cash or, at the option of the Company but subject to the satisfaction of certain conditions on the part of the Company, in shares of Common Stock
                                    (valued at 95% of the average closing sale prices of the Common Stock for the five trading days preceding the second trading day prior to the repurchase date).  See "Risk Factors--
                                    Limitations on Repurchase of Notes Upon a Change in Control" and "Description of the
                                    Notes--Repurchase at Option of Holders Upon a Change in Control."

Subordination...................... The Notes are subordinated to present and future Senior Indebtedness (as defined) of the
                                    Company. The Notes are also effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries.  As of November 22, 1996, the aggregate amount of outstanding Senior Indebtedness was approximately $8.7 million and the aggregate amount of outstanding indebtedness of the Company's subsidiaries was approximately $2.6 million .  The Indenture does not restrict the incurrence of Senior
                                    Indebtedness or other indebtedness by the Company or any of its subsidiaries.

Events of Default.................. Events of default include: (a) failure to pay principal of or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the
                                    Notes and the Indenture; (b) failure to pay any interest on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Notes and Indenture; (c) default in the Company's obligation to provide notice of a
                                    Change in Control, whether or not prohibited by the subordination provisions of the Notes and the Indenture; (d) failure to perform any other covenant of the Company in the
                                    Indenture, continuing for 90 days after written notice as provided in the Indenture; (e) any indebtedness for money borrowed by the Company in an outstanding principal amount in excess of $10,000,000 is not paid at final maturity or upon acceleration thereof and such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the Indenture; and (f) certain events of bankruptcy, insolvency or reorganization.  See "Description of Notes--Events of Default."

Trading............................ The Notes are designated for trading in the PORTAL Market.  The Notes are neither listed on any stock exchange nor included on any automated quotation system.

Risk Factors....................... An investment in the Securities involves a high degree of risk. See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the
                                    Securities.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Securities offered hereby.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The summary consolidated financial data set forth below reflect the consolidated results of operations, financial condition and operating data of the Company for the periods indicated and should be read in conjunction with the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are incorporated herein by reference. The consolidated financial data for the fiscal years ended January 28, 1996, January 22, 1995, January 23, 1994, January 24, 1993 and January 26, 1992 are derived from the consolidated financial statements of the Company which have been audited by Price Waterhouse LLP, independent accountants. The consolidated financial data for the 39-week periods ended October 27, 1996 and October 22, 1995, are derived from unaudited consolidated financial statements of the Company and reflect all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation of the consolidated financial position and consolidated results of operations for these periods.

                                      39 WEEKS ENDED                              FISCAL YEAR ENDED(1)
                                 ------------------------   ----------------------------------------------------------------
                                 OCTOBER 27,  OCTOBER 22,   JANUARY 28,  JANUARY 22,  JANUARY 23,  JANUARY 24,   JANUARY 26,
                                     1996         1995         1996          1995         1994         1993          1992
                                 -----------  -----------   -----------  -----------  -----------  -----------   -----------
STATEMENT OF OPERATIONS DATA:
  (IN THOUSANDS EXCEPT PER SHARE
  DATA)
  Sales........................  $   895,074  $   724,143   $  1,046,652  $   838,539 $  606,871   $   411,519    $ 240,873
                                     --------    --------      ---------      -------    -------       -------      -------
  Gross profit.................      249,187      195,718        295,199      231,862    167,694       114,814       66,989
  Selling, general and
    administrative expenses....      219,602      173,671        245,886      188,875    137,045        95,590       56,780
  Pre-opening expense..........        5,720        4,180          9,140       10,867      7,658         6,982        4,803
  Goodwill amortization........        1,473        1,473          1,963        1,963      2,070         2,070        2,070
                                     --------    --------      ---------      -------    -------       -------      -------
  Operating income.............       22,392       16,394         38,210       30,157     20,921        10,172        3,336
  Interest expense(2)..........        1,536          365            820          318         13           141          128
                                     --------    --------      ---------      -------    -------       -------      -------
  Income before income taxes...       20,856       16,029         37,390       29,839     20,908        10,031        3,208
  Income tax expense...........        8,700        6,817         15,305       12,980      8,156         4,299        1,882
  Minority interest............       (1,056)         -             (245)          -         -              -             -
                                     --------    --------      ---------      -------    -------       -------      -------
  Net income...................  $    13,212  $     9,212   $     22,330   $   16,859 $   12,752   $     5,732   $    1,326
                                     ========    ========      =========      =======    =======       =======      =======
  Earnings per common share and
    common share equivalents...  $       .41  $       .29            .71   $      .54 $      .41
                                     ========    ========      =========      =======    =======
  Weighted average common shares
     common share equivalents
     outstanding(3)............       32,073       31,442         31,458       31,175     31,175
                                     ========    ========      =========      =======    =======
  Ratio of earnings to fixed
     charges(4)................         2.21         2.28           3.12         3.38       3.53          3.02         2.02
                                     ========    ========      =========      =======    =======       =======      =======
PERCENT OF SALES DATA:
  Gross margin.................         27.9%        27.0%          28.2%        27.6%      27.6%         27.9%        27.8%
  Selling, general and
     administrative expenses...         24.5         24.0           23.4         22.5       22.6          23.2         23.6
  Pre-opening expense..........          0.6          0.6            0.9          1.3        1.3           1.7          2.0
  Operating income.............          2.5          2.2            3.7          3.6        3.4           2.5          1.4
  Income before income taxes...          2.3          2.2            3.6          3.6        3.4           2.4          1.3
SELECTED FINANCIAL AND OPERATING
  DATA:
  End of period stores.........          150          119            136          107         80            56           36
  Comparable store sales
     increase(5)...............          4.2%         2.6%           1.1%         5.5%       2.6%          8.3%        15.9%
  Weighted average sales per square
     foot(6)(7)................       $  145  $       151   $        214   $      220  $     224   $       228    $     222
  Weighted average sales per store
     (in thousands)(7)(8)......        6,344        6,568          9,231        9,446      9,572         9,689        9,290
  End of period inventory per store
     (in thousands)............        1,971        2,018          1,829        2,035      1,966         2,030        2,305
  End of period inventory net of
     accounts payable per store
     (in thousands).............         963          964            823          861        879         1,046        1,302
  Average sale per transaction..       44.56        43.72          43.83        43.23      41.55         39.86        38.48
  Capital expenditures--owned
     property (in thousands)....      74,303       40,704         55,321       51,449     23,487        25,911       15,645
  Depreciation and amortization
     (in thousands).............      20,526       14,746         19,975       13,956     10,181         7,214        4,369

                                                     AS OF OCTOBER 27, 1996
                                                     ----------------------

BALANCE SHEET DATA -- END OF PERIOD: (IN THOUSANDS)

  Working capital....................................     $    184,482
  Total assets.......................................          703,952
  Short-term debt ...................................                0
  Long-term debt, including current maturities ......          152,146
  Total liabilities..................................          410,062
  Stockholders' equity...............................          293,274
--------------------

(1) The fiscal year ended January 28, 1996 consisted of 53 weeks. All other fiscal years shown each consisted of 52 weeks.

(2) The net interest expense for the fiscal year ended January 28, 1996 includes $1,069 related to the Revolving Credit Facility (as defined below), $203 paid pursuant to a cash management agreement between the Company and Kmart (the "Cash Management Agreement"), and $437 in interest income from short-term investments. The historical financial statements for the fiscal years prior to the Company's initial public offering in November 1994 (the "IPO") present all cash used by or provided to the Company from Kmart as an adjustment of Kmart's investment in the Company. Net repayments to Kmart were treated as dividends. Accordingly, no interest expense to or interest income from Kmart is reflected in the financial statements of the Company for any period prior to the IPO date, except for interest of $552 on a promissory note to Kmart in the principal amount of $96,000. For the balance of 1994, after the IPO, the Company recognized interest income from Kmart of $251 related to the cash and equivalents held by Kmart pursuant to the Cash Management Agreement. The Cash Management Agreement was terminated on April 26, 1995.

(3) Earnings per common share and common share equivalents and weighted average common shares and common share equivalents outstanding for the 39-week period ended October 22, 1995 and for the fiscal years ended January 28, 1996, January 22, 1995 and January 23, 1994 have been adjusted to reflect a three-for-two stock split effected on July 16, 1996. Earnings per common share and common share equivalents and weighted average common shares and common share equivalents outstanding for the fiscal years ended January 22, 1995 and January 23, 1994 are pro forma and are based on the actual number of shares outstanding at January 22, 1995 (as adjusted to reflect the three-for-two stock split).

(4) In computing the ratio of earnings to fixed charges: (i) earnings are based on income before income taxes plus fixed charges and (ii) fixed charges consist of interest expense, amortization of deferred financing costs and the estimated interest component of rent expense.

(5) Comparable store sales include the sales of a store beginning in its fourteenth month of operation.

(6) Sales for the period divided by the weighted average gross square footage for stores operated during the period.

(7) Includes total sales by licensees of $7,575 and $7,217 in the 39-week periods ended October 27, 1996 and October 22, 1995, respectively. Includes total sales by licensees of $29,533, $20,891, $19,248, $10,234 and $5,228 in the fiscal years 1995, 1994, 1993, 1992 and 1991, respectively.

(8) Sales for the period divided by the weighted average number of stores operated during the period.

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THIS SECTION.

EXPANSION STRATEGY

         The Company has engaged in a rapid expansion program pursuant to which it opened 80 stores over the last three years, including 29 stores in 1995. In 1996, the Company has opened 28 stores through November 22, 1996 and plans to open four additional stores during the remainder of the year, resulting in a year-end total of 168 stores, including six stores in Canada, three stores in Japan to be operated by a joint venture 51% owned by the Company and two smaller format stores to be operated in New York City under the name "The Sports Authority Ltd." The Company currently plans to open at least 30 new stores in 1997. The rate of the Company's expansion will depend, among other things, on general economic and business conditions affecting consumer confidence and spending, the availability of qualified management personnel, the availability of desirable locations, the negotiation of acceptable lease terms, the availability of adequate capital and its ability to manage the operational aspects of its growth. The Company's ability to maintain an aggressive growth rate will be dependent upon its ability to open new stores. There can be no assurance that the Company will sustain the growth in the number of stores and the revenue growth achieved historically or that it will maintain consistent levels of profitability, particularly as it expands into markets now served by other large format sporting goods retailers and mass merchandisers.

         The Company's expansion program includes opening stores internationally. The Company operates six stores in Canada and three stores in Japan. In addition, the Company is considering expansion into other countries. There can be no assurance that the retail formula for the Company's stores that has worked successfully to date in the United States will work successfully in foreign markets. Further, in addition to the risks associated with its expansion program generally, the success of the Company's stores in foreign markets will depend on the Company's ability to source and ship merchandise and to address particular challenges in each country it enters, such as the availability of a suitable work force, the condition of the local real estate market, applicable regulatory requirements, the stability of such country's currency and the overall economic and political climate.

         The Company's expansion strategy focuses primarily on multi-store markets where it can achieve significant market penetration and can leverage management personnel and advertising expenses. For example, more than two-thirds of those stores that were opened or are planned to be opened in 1996 and 1997 are in the Company's existing markets. This strategy has resulted in some cannibalization of sales at existing stores. While management believes that achieving greater market penetration will enable the Company to compete more effectively and increase profitability and return on capital in the long term, there can be no assurance that the level of cannibalization that results in the future will not adversely affect the Company's sales and profitability.

COMPETITION AND MERCHANDISING

         The retail sporting goods industry is highly competitive and fragmented. In order to be successful, the Company must remain competitive in the areas of selection and price of quality brand name merchandise. The Company faces competition from a variety of retailers, including traditional sporting goods retailers, specialty sporting goods retailers, large format sporting goods retailers and mass merchandisers. The expansion of the Company into markets served by competitors or the entry of new competitors or the expansion of operations by existing competitors in the Company's markets could have a material adverse effect on the Company's financial condition or results of operations.

         The Company's success depends to a large degree on its ability to provide a merchandise selection that appeals to its customers' changing desires and that appropriately reflects geographical differences in seasonality, brands and sports preferences and sizes for footwear and apparel. A failure by the Company to identify and respond to emerging trends in sports equipment or athletic apparel, footwear and accessories could have a material adverse effect on its sales and profitability. Moreover, while the Company believes it has good relationships with its vendors, the inability to obtain merchandise from existing or new vendors in the future could have a material adverse effect on the Company's financial condition or results of operations.

DISCRETIONARY CONSUMER SPENDING

         Sales of sports and leisure equipment have historically been dependent upon discretionary consumer spending, which may be affected by general economic conditions. A decline in consumer spending on sports and leisure equipment, apparel and footwear could have a material adverse effect on the Company's financial condition or results of operations.

SEASONALITY

         The Company's business is highly seasonal, with sales generally highest in the fourth quarter and lowest in the first quarter. During 1995, approximately 31% of the Company's sales and approximately 57% of the Company's operating income were generated in the fourth quarter. The Company's results of operations depend significantly upon the holiday selling season in the fourth quarter and any decrease in net sales for such period could have a material adverse effect on the Company's financial condition or results of operations for the year. The Company's expansion program generally is weighted with store openings in the second half of the fiscal year. In the future, changes in the number and timing of store openings may result in different seasonality trends.

RELIANCE ON KEY PERSONNEL

         Management believes that the Company's continued success will depend to a significant extent upon the efforts and abilities of Mr. Jack A. Smith, who founded the Company and serves as its Chairman and Chief Executive Officer, Mr. Richard J. Lynch, Jr., President and Chief Operating Officer, and certain other key officers. The loss of the services of such key officers could have a material adverse effect on the Company. The Company does not maintain "key man" life insurance on any of its officers.

EXTERNAL FINANCING

         The Company has entered into a Credit Agreement, dated as of April 26, 1995, with a group of banks for which First Union National Bank of Florida ("First Union") acts as agent, to establish a $110 million revolving line of credit (the "Revolving Credit Facility") to fund working capital requirements. The Revolving Credit Facility contains certain restrictive financial covenants relating to the maintenance of a minimum fixed charge coverage ratio, a maximum leverage ratio and a minimum tangible net worth, and restrictive covenants pertaining to limitations on dividends and the incurrence of additional debt and other areas affecting the management and operations of the Company.

LEASE GUARANTY AGREEMENT

         Pursuant to a Lease Guaranty, Indemnification and Reimbursement Agreement between the Company and Kmart (the "Lease Guaranty Agreement"), the Company has agreed to indemnify Kmart for any liability incurred by Kmart in connection with its guarantees of 70 Company leases and the Company is subject to certain cross default and related provisions contained in the Lease Guaranty Agreement. The Lease Guaranty Agreement contains certain financial covenants that are applicable to the Company except in the event, and for so long as, the Company achieves and maintains the investment grade status specified in the Lease Guaranty Agreement. These covenants include restrictions on the ability of the Company to incur indebtedness and to make certain restricted payments (including dividends or other distributions on, and repurchase of, capital stock of the Company). In the event of certain payment defaults by the Company under the Lease Guaranty Agreement in excess of $10 million, and in the event of certain other defaults, Kmart will have the right to assume any or all of the guaranteed leases and to take possession of all of the premises underlying such leases upon 100 days' notice. The Lease Guaranty Agreement will remain in effect until the expiration of all lease guarantees, which the Company believes will be during or after November 2022. The terms of the Lease Guaranty Agreement may adversely affect the Company's ability to obtain certain types of financing or the terms on which financing might be obtained.

CONTINGENT REFINANCING OBLIGATIONS

         Leases with respect to five of the Company's stores serve as collateral for certain mortgage pass-through certificates. These mortgage pass-through certificates include a provision (the "Contingent Refinancing Obligations") which would permit the holders of the mortgage pass-through certificates to require the Company or, upon the Company's failure, Kmart to repurchase the underlying mortgage notes in certain events, including the failure by the Company to make payments of rent under the related lease, the failure by Kmart to maintain required debt ratings or the termination of the guarantee by Kmart of the Company's obligations under the related lease. In the event the Company is required to repurchase all of the underlying mortgage notes, the Company would be obligated to either refinance or pay approximately $27 million. See
Note 9 to the Notes to Consolidated Financial Statements contained in the

Company's Annual Report to Stockholders for the year ended January 28, 1996, which was incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1996, which is incorporated herein by reference.

ABSENCE OF TRADING MARKET FOR THE NOTES

         The Notes are designated for trading on the PORTAL Market. There can be no assurance that an active trading market for the Notes will develop or as to the liquidity of any such market that may develop. If such market were to exist, the Notes could trade at prices higher or lower than their principal amount, depending on many factors, including prevailing interest rates, the market for similar securities and the operating results of the Company.

CERTAIN ANTI-TAKEOVER CONSIDERATIONS

         Certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and Amended and Restated By-laws (the "By-laws"), including those relating to the classification of its Board of Directors, may have the effect of making more difficult or discouraging a proxy contest, a merger involving the Company, a tender offer, an open-market purchase program or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock.

POSSIBLE VOLATILITY OF STOCK PRICE

         The market price of the Common Stock could be highly volatile. Factors such as announcements of fluctuations in the Company's or its competitors' operating results and market conditions for growth stocks or retail industry stocks in general could have a significant impact on the future price of the Common Stock. Although the Common Stock is listed on the New York Stock Exchange ("NYSE"), there can be no assurance that an active trading market will be sustained.

                           PRICE RANGE OF COMMON STOCK

         The Common Stock is traded on the NYSE under the symbol "TSA." On November 22, 1996, the last sale price of the Common Stock was $ 25.00 per share. As of November 22, 1996, the Common Stock was held by approximately 776 holders of record. The following table sets forth, for the fiscal quarters indicated, the high and low market sale prices for the Common Stock as reported on the NYSE, as adjusted to reflect a three-for-two stock split effected on July 16, 1996:

                                             HIGH                 LOW
                                             ----                 ---
Fiscal 1994
     4th Quarter (from November 18)......  $16.58              $10.83

Fiscal 1995
     1st Quarter.........................   14.25               11.25
     2nd Quarter.........................   16.33               11.42
     3rd Quarter.........................   20.17               16.00
     4th Quarter.........................   16.67               11.25

Fiscal 1996
     1st Quarter.........................   20.25               12.50
     2nd Quarter.........................   24.17               19.17
     3rd Quarter ........................   29.00               18.50
     4th Quarter (through November 22)...   26.38               23.63


                                 DIVIDEND POLICY

         The Company has not declared any dividends in 1995 or 1996 and intends to retain its earnings to finance future growth. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends, if any, is subject to the discretion of the Board of Directors and to certain limitations under the General Corporation Law of the State of Delaware. In addition, the Company's Revolving Credit Facility and Lease Guaranty Agreement contain restrictions on the Company's ability to pay dividends. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

                              DESCRIPTION OF NOTES

         The Notes were issued under an Indenture dated as of September 20, 1996 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). Wherever particular defined terms of the Indenture (including the Notes and the various forms thereof) are referred to, such defined terms are incorporated herein by reference. As used in this section, the "Company" refers solely to The Sports Authority, Inc. and not its subsidiaries unless the context otherwise indicates. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Notes and the Indenture, including the definition therein of certain terms. A copy of the Indenture is filed as an exhibit to the Registration Statement on Form S-3, of which this Prospectus forms a part.

GENERAL

         In September 1996, the Company issued an aggregated principal amount of $149,500,000 of the Notes pursuant to exemptions from the Securities Act. The Notes were offered and sold to Qualified Institutional Buyers (as defined in the Indenture) in reliance on Rule 144A ("Rule 144A Notes") and in offshore transactions in reliance on Regulation S ("Regulation S Notes"). In addition, Notes were offered and sold to a limited number of Institutional Accredited Investors (as defined in the Indenture) in transactions exempt from registration under the Securities Act not made in reliance on Rule 144A or Regulation S ("Initial IAI Notes").

         The Notes are unsecured, subordinated obligations of the Company. The Notes will mature on September 15, 2001 and be payable at a price of 100% of the principal amount thereof. The Notes bear interest at the rate of 5 1/4% per annum, payable semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 1997.

         The Notes are convertible into Common Stock initially at the rate of
30.6419 shares per $1,000 of principal amount of Notes (equivalent to a conversion price of $32.635 per share), subject to adjustment upon the occurrence of certain events described under "--Conversion Rights," at any time on or after December 19, 1996 and prior to the close of business on September 15, 2001, unless previously redeemed or repurchased.

         The Notes are redeemable at the option of the Company, on or after September 15, 1999, in whole or in part, at the redemption prices set forth below under "--Redemption," plus accrued interest to the redemption date.

         CONVERSION RIGHTS

         The Holder of any Note has the right, at the Holder's option, to convert any portion of the principal amount of any Note that is an integral multiple of $1,000 into shares of Common Stock at any time on or after December 19, 1996 and prior to the close of business on September 15, 2001, unless previously redeemed or repurchased, at a conversion rate of 30.6419 shares of Common Stock per $1,000 principal amount of Notes (the "Conversion Rate") (equivalent to a conversion price of $32.635 per share of Common Stock), subject to adjustment as described below. The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Redemption Date for such Note or the Repurchase Date, as the case may be.

         The right of conversion attaching to any Note may be exercised by the Holder by delivering the Note at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed notice of conversion. Such notice of conversion can be obtained at the office of the Trustee at its Corporate Trust Office in New York City. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share. Such certificate will be sent by the Trustee to the Conversion Agent for delivery to the Holder. Such shares of Common Stock issuable upon conversion of the Notes, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will rank pari passu with the other shares of Common Stock outstanding from time to time. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes (or portions thereof) called for redemption on a Redemption Date or repurchaseable on a Repurchase Date occurring, in either case, within such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion, and the interest payable on such Interest Payment Date in respect of any such Note (or portion thereof, as the case may be) shall be paid to the Holder of such Note as of such Regular Record Date. The interest payable on such Interest Payment Date with respect to any Note (or portion thereof, if applicable) which has been called for redemption on a Redemption Date, or is repurchaseable on a Repurchase Date, occurring, in either case, during the period referred to in the parenthetical in the immediately preceding sentence, which Note (or portion thereof, if applicable) is surrendered for conversion during such period, shall be paid to the Holder of such Note being converted in an amount equal to the interest that would have been payable on such Note if such Note had been converted as of the close of business on such Interest Payment Date. Interest payable in respect of any Note surrendered for conversion on or after an Interest Payment Date shall be paid to the Holder of such Note as of the next preceding Regular Record Date, notwithstanding the exercise of the right of conversion. As a result of the foregoing provisions, Holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a Redemption Date or repurchaseable on a Repurchase Date between a Regular Record Date and the Interest Payment Date to which it relates, as provided above). No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time or date before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the closing sale price of the Common Stock on the day of conversion.

         A Holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

         The Conversion Rate is subject to adjustment in certain events, including, without duplication: (a) dividends (and other distributions) payable in Common Stock, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then Current Market Price of such Common Stock (determined as provided in the Indenture) as of the record date for stockholders entitled to receive such rights, options or warrants, (c) subdivisions, combinations and reclassifications of Common Stock, (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and in mergers and consolidations to which the next succeeding paragraph applies), (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the next succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer (including the type described in (f) below) by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the Current Market Price per share of the Common Stock on the record date for such distribution times the number of shares of Common Stock outstanding) on such date, and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Common Stock which involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in
(e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. The Company reserves the right to make such reductions in the Conversion Rate in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the Conversion Rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Rate. The Company will compute any adjustments of the Conversion Rate pursuant to this paragraph and will give notice by mail to Holders of the Notes of any adjustments.

         In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Note was then convertible).

         If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Notes. See "United States Taxation--United States Holders--Dividends."

SUBORDINATION

         The payment of the principal of, premium, if any, and interest on the Notes (including any Liquidated Damages (as defined in the Indenture) and any amounts payable upon the redemption or the repurchase of the Notes permitted by the Indenture) will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of, premium, if any, interest and other amounts in respect of all Senior Indebtedness of the Company. The aggregate amount of outstanding Senior Indebtedness was approximately $8.7 million at November 22, 1996.

         "Senior Indebtedness" is defined in the Indenture to mean: the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed: (a) indebtedness of the Company evidenced by credit or loan agreements, notes, bonds, debentures, or other written obligations; (b) all obligations of the Company for money borrowed; (c) all obligations of the Company evidenced by a note or similar instrument given in connection with the acquisition or any businesses, properties or assets of any kind; (d) obligations of the Company as lessee under leases capitalized on the balance sheet of the lessee under generally accepted accounting principles; (e) obligations of the Company under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts, or similar agreements or arrangements intended to protect the Company against fluctuations in interest or currency exchange rates or commodity prices; (f) all reimbursement obligations of the Company with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the Company; (g) all obligations of the Company issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (h) all obligations of the type referred to in clauses (a) through
(g) above of another Person and all dividends of another Person, the payment of which, in either case, the Company has assumed or guaranteed, or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on property of the Company; and (i) renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses (a) through (g) of this paragraph; provided, however, that Senior Indebtedness shall not include the Notes or any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which or pursuant to which it is issued) provides that such indebtedness or obligation is not superior in right of payment to the Notes.

         No payment on account of principal of, premium, if any, or interest on the Notes (including any Liquidated Damages and any amounts payable upon the redemption or the repurchase of the Notes permitted by the Indenture) may be made by the Company if there is a default in the payment of principal, premium, if any, or interest (including a default under any repurchase or redemption obligation) or other amounts with respect to any Senior Indebtedness or if any other event of default with respect to any Senior Indebtedness, permitting the holders to accelerate the maturity thereof, shall have occurred and shall not have been cured or waived or shall not have ceased to exist after written notice to the Company and the Trustee by any holder of Senior Indebtedness. Upon any acceleration of the principal due on the Notes or payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings of the Company, all principal, premium, if any, and interest or other amounts due on all Senior Indebtedness must be paid in full before the Holders of the Notes are entitled to receive any payment. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes, and such subordination may result in a reduction or elimination of payments to the Holders of the Notes.

         In addition, the Notes are structurally subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of the Company's subsidiaries, as any right of the Company to receive any assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company itself is recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. As of November 22, 1996, the aggregate amount of outstanding indebtedness of subsidiaries of the Company (excluding intercompany indebtedness) was approximately $2.6 million.
                                     - 16 -

         The Indenture does not limit the Company's or its subsidiaries' ability to incur Senior Indebtedness or any other indebtedness.

REDEMPTION

         The Notes may not be redeemed at the option of the Company prior to September 15, 1999. On and after September 15, 1999, the Notes may be redeemed, in whole or in part, at the option of the Company, at the redemption prices specified below, upon not less than 30 nor more than 60 days' prior notice as provided under "--Notices" below.

         The redemption price (expressed as a percentage of principal amount) is as follows for the 12-month periods beginning on September 15 of the following years:

                                             REDEMPTION
              YEAR                             PRICE
              ----                            ------
              1999................            102.100
              2000................            101.050

and thereafter is equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption. No sinking fund is provided for the Notes.

PAYMENT AND CONVERSION

         The principal of Notes will be payable in U.S. dollars, against surrender thereof at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, by dollar check drawn on, or by wire transfer to a dollar account (such wire transfer to be made only to Holders of an aggregate principal amount of Notes in excess of $2,000,000) maintained by the Holder with, a bank in New York City. Payment of any installment of interest on Notes will be made to the Person in whose name such Notes (or any predecessor Notes) are registered at the close of business on the March 1 or the September 1 (whether or not a Business Day) immediately preceding the relevant Interest Payment Date (a "Regular Record Date"). Payments of such interest will be made by a dollar check drawn on a bank in New York City mailed to the Holder at such Holder's registered address or, upon application by the Holder thereof to the Trustee not later than the applicable Regular Record Date, by wire transfer to a dollar account (such wire transfer to be made only to Holders of an aggregate principal amount of Notes in excess of $2,000,000) maintained by the Holder with a bank in New York City. No wire transfer to a dollar account will be made unless the Trustee has received written wire instructions not less than 15 days prior to the relevant payment date.

         Any payment on the Notes due on any day which is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such due date, and no interest shall accrue on such payment for the period from and after such date. "Business Day," when used with respect to any place of payment, place of conversion or any other place, as the case may be, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in such place of payment, place of conversion or other place, as the case may be, are authorized or obligated by law or executive order to close; provided, however, that a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close shall not be a Business Day for certain purposes.

         Notes may be surrendered for conversion at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "--Conversion Rights."

         The Company has initially appointed the Trustee as Paying Agent and Conversion Agent. The Company may at any time terminate the appointment of any Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Company as provided in the Indenture, it will maintain an office or agency in the Borough of Manhattan, The City of New York for surrender of Notes for conversion. Notice of any such termination or appointment and of any change in the office through which any Paying Agent or Conversion Agent will act will be given in accordance with "--Notices" below.

         All moneys deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of principal of, premium, if any, or interest on any Notes which remain unclaimed at the end of two years after such payment has become due and payable will be repaid to the Company, and the Holder of such Note will thereafter look only to the Company for payment thereof.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

         If a Change in Control (as defined below) occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes not theretofore called for redemption, or any portion of the principal amount thereof that is $1,000 or an integral multiple thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below), at a price equal to 100% of the principal amount of the Notes to be repurchased, together with interest accrued to the Repurchase Date (the "Repurchase Price").

         The Company may, at its option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price in Common Stock valued at 95% of the average of the closing sale prices of the Common Stock for the five trading days immediately preceding the second trading day prior to the Repurchase Date; provided that payment may not be made in Common Stock unless the Company satisfies certain conditions with respect to such payment prior to the Repurchase Date as provided in the Indenture.

         Within 30 days after the occurrence of a Change in Control, the Company is obligated to give to all Holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised.

         A "Change in Control" shall be deemed to have occurred at such time after the original issuance of the Notes as there shall occur:

                  (i) the acquisition by any Person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors, other than any such acquisition by the Company, any subsidiary of the Company or any employee benefit plan of the Company; or

                  (ii) any consolidation or merger of the Company with or into, any other Person, any merger of another Person into the Company, or any conveyance, sale, transfer or lease of all or substantially all of the assets of the Company to another Person (other than (a) any such transaction (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of the Company and (y) pursuant to which the holders of the Common Stock immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction and (b) any merger which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock);

provided, however, that a Change in Control shall not be deemed to have occurred if the closing sale price per share of the Common Stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above) or the period of 10 consecutive trading days ending immediately before the Change in Control (in the case of a Change in Control under clause (ii) above) shall equal or exceed 105% of the Conversion Price of the Notes in effect on each such trading day. The "Conversion Price" is equal to $1,000 divided by the Conversion Rate. "Beneficial Owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture. "Person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

         Rule 13e-4 under the Exchange Act requires the dissemination of certain information to Securityholders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

         The Company may, to the extent permitted by applicable law, at any time purchase Notes in the open market or by tender at any price or by private agreement. Any Note so purchased by the Company may, to the extent permitted by applicable law and subject to restrictions contained in the Purchase Agreement, be re-issued or resold or may, at the Company's option, be surrendered to the Trustee for cancellation. Any Notes surrendered as aforesaid may not be re-issued or resold and will be canceled promptly.

         The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

MERGERS AND SALES OF ASSETS BY THE COMPANY

         The Company may not consolidate with or merge into any other Person or convey, transfer, sell or lease its properties and assets substantially as an entirety to any Person, and the Company shall not permit any Person to consolidate with or merge into the Company or convey, transfer, sell or lease such Person's properties and assets substantially as an entirety to the Company unless (a) the Person formed by such consolidation or into or with which the Company is merged or the Person to which the properties and assets of the Company are so conveyed, transferred, sold or leased shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and, if other than the Company, shall expressly assume the payment of the principal of, premium, if any, and interest on the Notes and the performance of the other covenants of the Company under the Indenture, and (b) immediately after giving effect to such transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

EVENTS OF DEFAULT

         The following are Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the Notes and the Indenture; (b) failure to pay any interest (including any Liquidated Damages) on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Notes and the Indenture; (c) failure to provide a Company Notice in the event of a Change in Control, whether or not such notice is prohibited by the subordination provisions of the Notes and the Indenture; (d) failure to perform any other covenant of the Company in the Indenture, continuing for 90 days after written notice as provided in the Indenture; (e) default in respect of any indebtedness for money borrowed by the Company that results in acceleration of the maturity of an amount in excess of $10,000,000 of indebtedness if such indebtedness is not discharged, or such acceleration is not annulled, within 30 days after written notice as provided in the Indenture; and (f) certain events of bankruptcy, insolvency or reorganization. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

         If an Event of Default shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of principal of the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "--Meetings, Modification and Waiver."

         No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture.

         The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MEETINGS, MODIFICATION AND WAIVER

         The Indenture contains provision for convening meetings of the Holders of Notes to consider matters affecting their interests.

         Certain limited modifications of the Indenture may be made without the necessity of obtaining the consent of the Holders of the Notes. Other modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, either (i) with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding or (ii) by the adoption of a resolution, at a meeting of Holders of the Notes at which a quorum is present, by the Holders of at least 66 2/3% in aggregate principal amount of the Notes represented at such meeting. However, no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium, if any, or interest on, any Note, (c) reduce the amount payable upon a redemption or mandatory repurchase,
(d) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders, (e) change the place or currency of payment of principal of, premium, if any, or interest on, any Note (including any payment of Liquidated Damages or of the Repurchase Price in respect of such Note), (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (g) modify the obligation of the Company to maintain an office or agency in New York City, (h) except as otherwise permitted or contemplated by provisions concerning consolidation, merger, conveyance, transfer, sale or lease of all or substantially all of the property and assets of the Company, adversely affect the right of Holders to convert any of the Notes or to require the Company to repurchase any Note other than as provided in the Indenture, (i) modify the subordination provisions in a manner adverse to the Holders of the Notes, (j) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (k) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (l) reduce the percentage in aggregate principal amount of Outstanding Notes required for the adoption of a resolution or the quorum required at any meeting of Holders of Notes at which a resolution is adopted, or (m) modify the obligation of the Company to deliver information required under Rule 144A to permit resales of Notes and Common Stock issuable upon conversion thereof in the event the Company ceases to be subject to certain reporting requirements under the United States securities laws. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the Notes at the time Outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

         The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture by written consent or by the adoption of a resolution at a meeting. The Holders of a majority in aggregate principal amount of the Outstanding Notes also may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest, by written consent.

TRANSFER, EXCHANGE AND WITHDRAWAL

         At the option of the Holder upon request confirmed in writing, and subject to the terms of the Indenture, any Note will be exchangeable at any time into an equal aggregate principal amount of Notes of different authorized denominations provided that any applicable transfer restrictions are satisfied.

         Notes may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of any transfer agent or at the office of the security registrar, without service charge but, in the case of a transfer, upon payment of any taxes and other governmental charges as described in the Indenture. Any registration of transfer or exchange will be effected upon the transfer agent or the security registrar, as the case may be, being satisfied with the documents of title and identity of the person making the request, and subject to such reasonable regulations as the Company may from time to time agree upon with the transfer agents and the security registrar, all as described in the Indenture. Subject to the applicable transfer restrictions, Notes may be transferred in whole or in part in authorized denominations.

         The Company has initially appointed the Trustee as security registrar and transfer agent, acting through its Corporate Trust Office in New York City. The Company reserves the right to vary or terminate the appointment of the security registrar or of any transfer agent or to appoint additional or other transfer agents or to approve any change in the office through which any security registrar or any transfer agent acts.

         In the event of a redemption of the Notes for any of the reasons set forth below under "--Redemption," the Company will not be required (a) to register the transfer or exchange of Notes for a period of 15 days immediately preceding the date notice is given identifying the serial numbers of the Notes called for such redemption or (b) to register the transfer of or exchange any Note, or portion thereof, called for redemption.

TITLE

         The Company, the Trustee, any Paying Agent and any Conversion Agent may treat the registered owner (as reflected in the Security Register) of any Note as the absolute owner thereof (whether or not such Note shall be overdue) for the purpose of making payment and for all other purposes.

NOTICES

         Notice to Holders of the Notes will be given by mail to the addresses of such Holders as they appear in the Security Register. Such notices will be deemed to have been given on the date of such mailing.

         Notice of a redemption of Notes will be given at least once not less than 30 nor more than 60 days prior to a redemption date (which notice shall be irrevocable) and will specify the redemption date.

REPLACEMENT OF NOTES

         Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Note before a replacement Note will be issued.

PAYMENT OF STAMP AND OTHER TAXES

         The Company will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the Notes. The Company will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

THE TRUSTEE

         In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The Certificate authorizes 105 million shares of capital stock, 100 million of such shares being Common Stock, par value $.01 per share, and five million of such shares being preferred stock, par value $.01 per share. As of November 22, 1996, a total of 31,449,631 shares of Common Stock were issued and outstanding.

COMMON STOCK

         Subject to the rights of holders of any preferred stock then outstanding, holders of Common Stock are entitled to receive such dividends out of assets legally available therefor as may from time to time be declared by the Board of Directors (the "Board"). Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights, holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors that could be elected at such meeting. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in assets of the Company available for distribution to holders of Common Stock. All outstanding shares of Common Stock are, and shares of Common Stock issuable upon conversion of the Notes will be, when so issued upon conversion, fully paid and nonassessable.

         Holders of Common Stock are not liable to further calls or assessments by the Company and holders of Common Stock are not liable for any liabilities of the Company. Holders of Common Stock have no preemptive rights under the Certificate.

PREFERRED STOCK

         The Certificate authorizes the Board to provide for the issuance, from time to time, of classes or series of preferred stock, to establish the number of shares to be included in any such series and to fix the designations, voting powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the Board has the power to establish the preferences and rights of the shares of any such series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of holders of Common Stock, which could adversely affect the rights of holders of Common Stock. There are no shares of preferred stock currently outstanding and the Company has no current intention to issue any shares of preferred stock.

CERTAIN CERTIFICATE AND BY-LAW PROVISIONS

         Certain provisions of the Certificate and By-laws could be deemed to have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company if the Board determines that such takeover is not in the best interests of the Company and its stockholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company or to remove incumbent management even if some or a majority of stockholders deem such an attempt to be in their best interests.

         The Certificate provides for a classified Board consisting of three classes as nearly equal in size as the then authorized number of directors constituting the Board permits. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. Each class shall hold office until the date of the third annual meeting for the election of directors following the annual meeting at which such director was elected, except that the initial terms of Class III directors expire on the date of the annual meeting in 1997. As a result, approximately one-third of the Board will be elected each year. Under the Delaware General Corporation Law, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision, when coupled with provisions of the Certificate and By-laws authorizing the Board to fill vacant directorships, precludes a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

         The By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice must be received by the Company not less than 60 days nor more than 90 days prior to the meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

         The Certificate provides that no action may be taken by stockholders except at an annual or special meeting of stockholders and prohibits action by written consent in lieu of a meeting. The By-laws provide that special meetings of stockholders of the Company may be called only by the Chairman of the Board, the President or the Secretary or by a majority of the members of the Board. This provision will make it more difficult for stockholders to take action opposed by the Board.

         First Union National Bank of North Carolina acts as transfer agent and registrar for the Common Stock.

                             SELLING SECURITYHOLDERS

         The following table sets forth the name of each Selling Securityholder and such Selling Securityholder's relationship, if any, with the Company and (i) the amount of Notes owned by each Selling Securityholder as of November 22, 1996 (assuming no Notes have been sold in transactions exempt from registration according to the terms of the Indenture), (ii) the maximum amount of Notes which may be offered for the account of such Selling Securityholder under the Prospectus, (iii) the amount of Common Stock owned by each Selling Securityholder as of November 22, 1996 and (iv) the maximum amount of Common Stock which may be offered for the account of such Selling Securityholder under the Prospectus.


                                                                                                  COMMON
                                                                              PRINCIPAL AMOUNT    STOCK OWNED
             NAME OF SELLING                        PRINCIPAL AMOUNT OF       OF NOTES OFFERED    PRIOR TO         COMMON STOCK
             SECURITYHOLDER                             NOTES OWNED                HEREBY         OFFERING (1)     OFFERED HEREBY(2)
             --------------                             -----------                ------         ------------     -----------------

CFW-C, L.P.                                              $10,500,000            $10,500,000        321,739               321,739
Lipco Partners, L.P.                                       5,150,000              5,150,000        157,805               157,805
The TCW Group, Inc.(3)                                     4,855,000              4,855,000        148,766               148,766
Deutsche Morgan Grenfell, Inc.                             4,050,000              4,050,000        124,099               124,099
SMM Co. BV                                                 3,850,000              3,850,000        117,971               117,971
OCM ConvertibleTrust                                       3,545,000              3,545,000        108,625               108,625
Oppenheimer Total Return Fund, Inc.                        3,000,000              3,000,000         91,925                91,925
State of Connecticut Combined                              2,690,000              2,690,000         82,426                82,426
   Investment Funds
Tour Societe Generale                                      2,500,000              2,500,000         76,604                76,604
Delta Air Lines Master Trust                               2,470,000              2,470,000         75,685                75,685
Lincoln National Life Insurance                            1,500,000              1,500,000         45,962                45,962
    Company
Teachers Retirement System of Texas                        1,250,000              1,250,000         38,302                38,302
Lipco Offshore Partners, L.P.                              1,000,000              1,000,000         30,641                30,641
State Employees' Retirement Fund of                          920,000                920,000         28,190                28,190
    the State of Delaware
Pacific Mutual Life Insurance                                750,000                750,000         22,981                22,981
    Company
Hughes Aircraft Company Master                               625,000                625,000         19,151                19,151
    Retirement Trust
Salomon Brothers International                               450,000                450,000         13,788                13,788
    Limited(4)
OCM Convertible Limited                                      250,000                250,000          7,660                 7,660
    Partnership
Goldman Sachs & Co. Bank,                                    200,000                200,000          6,128                 6,128
    Zurich(5)
Colonial Penn Insurance Company                              180,000                180,000          5,515                 5,515
Colonial Penn Life Insurance                                 180,000                180,000          5,515                 5,515
    Company
Ramius Fund, L.P.                                            160,000                160,000          4,902                 4,902
Palladin Partners, L.P.                                       80,000                 80,000          2,451                 2,451
Gershon Partners, L.P.                                        65,000                 65,000          1,991                 1,991
Hick Investment, L.P.                                         65,000                 65,000          1,991                 1,991
Paloma Securities L.L.C.                                      50,000                 50,000          1,532                 1,532
                                                       -------------          -------------      ---------             ---------
         Subtotal                                       $ 50,335,000           $ 50,335,000      1,542,345             1,542,345

                                     - 23 -





Unnamed Securityholders or any
future transferees, pledges, donees or
successors of or from any such                          $ 99,165,000           $ 99,165,000      3,038,604             3,038,604
unnamed Securityholder (6)(7)

         Total                                         $ 149,500,000          $ 149,500,000      4,580,949             4,580,949
                                                       =============          =============      =========             =========

----------------------

(1) Comprises the shares of Common Stock into which the Notes held by such Selling Securityholder are convertible at the initial Conversion Rate (as defined herein). The Conversion Rate and the number of shares of Common Stock issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes--Conversion Rights." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time.

(2) Assumes conversion into Common Stock of the full amount of Notes held by the Selling Securityholder at the initial Conversion Rate and the offering of such shares by such Selling Securityholder pursuant to the Registration Statement of which this Prospectus forms a part. The Conversion Rate and the number of shares of Common Stock issuable upon Conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes--Conversion Rights." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time.

(3) The TCW Group, Inc. holds such Notes under management for various entities.

(4) Salomon Brothers International Limited served as a co-manager for public offerings of the Common Stock made in October 1995 and November 1994. Salomon Brothers International Limited is an affiliate of Salomon Brothers Inc. which served as a co- manager for public offerings of the Common Stock made in October 1995 and November 1994.

(5) Goldman Sachs & Co. Bank, Zurich is an affiliate of Goldman, Sachs & Co. Goldman, Sachs & Co. was the initial purchaser of the Notes and has served as managing underwriter for public offerings of the Common Stock made in October 1995 and November 1994.

(6) No such holder may offer Notes pursuant to the Registration Statement of which this Prospectus forms a part until such holder is included as a Selling Securityholder in a supplement to this Prospectus in accordance with the Registration Rights Agreement.

(7) Assumes that the unnamed Securityholders or any future transferees, pledgees, donees or successors of or from any such unnamed Securityholder do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Notes at the initial Conversion Rate.

         Because the Selling Securityholders may, pursuant to this Prospectus, offer all or some portion of the Notes they presently hold, no estimate can be given as to the amount of the Notes that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

         Only Selling Securityholders identified above who beneficially own the Notes set forth opposite each such Selling Securityholder's name in the foregoing table on the effective date of the Registration Statement of which this Prospectus forms a part may sell such Notes pursuant to the Registration Statement. The Company may from time to time, in accordance with the Registration Rights Agreement, include additional Selling Securityholders in supplements to this Prospectus.

                              PLAN OF DISTRIBUTION

         The Notes were issued in connection with a private placement. The Notes may be sold from time to time by the Selling Securityholders. The Selling Securityholders may from time to time sell all or a portion of the Notes in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold directly or through broker-dealers. If the Securities are sold through broker-dealers, the Selling Securityholders may pay brokerage commissions and charges. The methods by which the Notes may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b) by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) privately negotiated transactions.

         Pursuant to the provisions of the Registration Rights Agreement entered into by and between the Company and Goldman, Sachs & Co., the Company will pay the costs and expenses incident to its registration and qualification of the Notes and Common Stock offered hereby, including registration and filing fees. In addition, the Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities arising under the Securities Act.

         The holders of the Notes and the Common Stock issuable upon conversion of the Notes are qualified institutional buyers within the meaning of Rule 144A of the Securities Act, institutional accredited investors within the meaning of Rule 501 of the Securities Act or non-U.S. persons within the meaning of Regulation S under the Securities Act. Prior to any use of this Prospectus for the resale of the Notes and the Common Stock issuable upon conversion of the Notes registered herein, this Prospectus will be amended or supplemented to set forth the name of the Selling Securityholder, the amount of the Notes and/or the number of shares of Common Stock beneficially owned by such Selling Securityholder, and the amount of the Notes and/or the number of shares of Common Stock to be offered for resale by such Selling Securityholder. The supplemented or amended Prospectus will also disclose whether any Selling Securityholder selling in connection with such supplemented or amended Prospectus has held any position or office with, been employed by or otherwise had a material relationship with, the Company or any of its affiliates during the three years prior to the date of the supplemented or amended Prospectus.

         The Selling Securityholders and any broker-dealer participating in the distribution of the Notes and the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit and any commissions paid or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Securityholders may indemnify any broker-dealer that participates in transactions involving the sale of Notes and the Common Stock against certain liabilities, including liabilities under the Securities Act.

         There can be no assurances that the Selling Securityholders will sell any or all of the Notes and/or the Common Stock offered by them hereunder.

         The resale of the Notes and/or the Common Stock issuable upon conversion of the Notes will be freely transferable in the hands of persons other than affiliates of the Company. The Common Stock is listed and principally traded on the NYSE under the symbol "TSA."

         The Company will receive none of the proceeds from the resale of the Notes and the Common Stock issuable upon conversion of the Notes.

                                  LEGAL MATTERS

         The validity of the issuance of the Securities offered by this Prospectus has been passed upon for the Company by Morgan, Lewis & Bockius LLP, 5300 First Union Financial Center, 200 South Biscayne Boulevard, Miami, Florida 33131-2339.

                                     EXPERTS

         The consolidated financial statements of the Company as of January 28, 1996 and January 22, 1995, and for each year in the three year period ended January 28, 1996, have been audited by Price Waterhouse LLP, independent accountants, whose report is incorporated herein by reference. Such financial statements have been included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with the offering described in this Registration Statement. All of such amounts (except the SEC Registration
Fee) are estimated.

                                                          COMPANY
                                                          -------
SEC Registration Fee...............................     $45,303.03
New York Stock Exchange Listing Fee................      16,030.00
Printing and Engraving Costs.......................      40,000.00
Legal Fees and Expenses............................      60,000.00
Ratings Agency Fees................................     112,000.00
Accounting Fees and Expenses.......................      50,000.00
Transfer Agent and Registrar Fees and Expenses.....      30,000.00
Miscellaneous......................................       2,000.00
                                                      ------------
      Total........................................   $ 355,333.03
                                                      ============


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Restated Certificate of Incorporation (the "Certificate") provides that the Company shall, to the fullest extent permitted by the Delaware General Corporation Law, as amended from time to time, indemnify all directors and officers.

         Article Fifth of the Certificate provides that the directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit.

         Section 145 of the Delaware General Corporation Law Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses (including attorneys' fees) actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such persons shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

ITEM 16.  EXHIBITS

         (a) Exhibits:

          1.1 Purchase Agreement, dated September 17, 1996, by and between the Company and Goldman, Sachs & Co.

          4.1 Indenture, dated as of September 20, 1996, the Company and The Bank of New York, as Trustee, relating to the Company's $149,500,000 5 1/4% Convertible Subordinated Notes due September 15, 2001 (including form of Note)

          4.2 Registration Rights Agreement, dated as of September 20, 1996, by and between the Company and Goldman, Sachs & Co.

          5.1        Opinion of Morgan, Lewis & Bockius LLP

          12.1       Statement Re Computation of Ratio of Earnings to Fixed
                     Charges

          23.1       Consent of Price Waterhouse LLP

          23.2       Consent of Morgan, Lewis & Bockius LLP
                     (contained in Exhibit 5.1)

          24.1       Power of Attorney (included on signature page)

          25.1       Form T-1, Statement of Eligibility of The Bank of New York.

ITEM 17.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to Securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on November 25, 1996.

                            THE SPORTS AUTHORITY, INC.

                            By:      /S/ JACK A. SMITH
                                   -----------------------------
                            Name:  Jack A. Smith
                            Title: Chairman of the Board and
                                   Chief Executive Officer

         Each person whose signature appears below hereby appoints Jack A. Smith, Richard J. Lynch, Jr., and Frank W. Bubb, III, and any of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as full and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 SIGNATURE                                        CAPACITY IN WHICH SIGNED                             DATE
                 ---------                                        ------------------------                             ----
    /S/ JACK A. SMITH                            Chairman of the Board and Chief Executive Officer              November 25, 1996
--------------------------------------------     (Principal Executive Officer)
Jack A. Smith

    /S/ RICHARD J. LYNCH, JR.                    President, Chief Operating Officer and Director                November 25, 1996
--------------------------------------------
Richard J. Lynch, Jr.

    /S/ ANTHONY F. CRUDELE                       Senior Vice President and Chief Financial Officer              November 25, 1996
--------------------------------------------     (Principal Financial Officer and Principal Accounting)
Anthony F. Crudele

    /S/ NICHOLAS A. BUONICONTI                   Director                                                       November 25, 1996
--------------------------------------------
Nicholas A. Buoniconti

    /S/ STEVE DOUGHERTY                          Director                                                       November 25, 1996
--------------------------------------------
Steve Dougherty

                                      II-4




    /S/ CAROL FARMER                             Director                                                       November 25, 1996
--------------------------------------------
Carol Farmer

    /S/ W. MITT ROMNEY                           Director                                                       November 25, 1996
--------------------------------------------
W. Mitt Romney

    /S/ HAROLD TOPPEL                            Director                                                       November 20, 1996
--------------------------------------------
Harold Toppel

                                INDEX TO EXHIBITS

       EXHIBIT
        NUMBER       DESCRIPTION
        ------       -----------

          1.1 Purchase Agreement, dated September 17, 1996, by and between the Company and Goldman, Sachs & Co.

          4.1 Indenture, dated as of September 20, 1996, the Company and The Bank of New York, as Trustee, relating to the Company's $149,500,000 5 1/4% Convertible Subordinated Notes due September 15, 2001 (including form of Note)

          4.2 Registration Rights Agreement, dated as of September 20, 1996, by and between the Company and Goldman, Sachs & Co.

          5.1        Opinion of Morgan, Lewis & Bockius LLP

          12.1       Statement Re Computation of Ratio of Earnings to Fixed
                     Charges

          23.1       Consent of Price Waterhouse LLP

          23.2       Consent of Morgan, Lewis & Bockius LLP (contained in
                     Exhibit 5.1)

          24.1       Power of Attorney (included on signature page)

          25.1       Form T-1, Statement of Eligibility of The Bank of New York.